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13012165

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SEC
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MAR 4 - 2013
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SEC FILE NUMBER
68177

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FirstMerit Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Cascade Plaza, 1st Floor
(No. and Street)

Akron (City) Ohio (State) 44308 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy Reed (330) 384-7229
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst &Young LLP
(Name – *if individual, state last, first, middle name*)

50 South Main Street, Suite 1200	Akron	OH	44308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW
3/13

OATH OR AFFIRMATION

I, Randy Reed, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FirstMerit Financial Services, Inc., as of December 31st, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SARAH TROYER, NOTARY
STATE OF OHIO
MY COMMISSION EXPIRES: 9/25/2015

Signature

Chief Financial and Operating Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

FirstMerit Financial Services, Inc.
December 31, 2012
With Report of Independent
Registered Public Accounting Firm

A copy of the report of independent registered public accounting firm on internal control is currently available for inspection at the principal office of the Securities and Exchange Commission in Washington, D.C. and the Chicago regional office of the Securities and Exchange Commission, the region in which FirstMerit Financial Services, Inc. has its principal place of business.

ERNST & YOUNG

FirstMerit Financial Services, Inc.

Statement of Financial Condition

December 31, 2012

Contents

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, OH 44115-1476
Tel: +1 216 861 5000
Fax: +1 216 583 2271
www.ey.com

Report of Independent Registered Public Accounting Firm

Shareholder and Board of Directors
FirstMerit Financial Services, Inc.

We have audited the accompanying statement of financial condition of FirstMerit Financial Services, Inc. (the Company) as of December 31, 2012.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FirstMerit Financial Services, Inc. as of December 31, 2012, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 10 to the accompanying statement of financial condition, the Company has restated the beginning balance of shareholder's equity as of January 1, 2012.

Ernst + Young LLP

February 28, 2013

FirstMerit Financial Services, Inc.

Statement of Financial Condition

December 31, 2012

Assets	
Cash and cash equivalents	$ 3,507,447
Deposit with clearing broker	50,000
Receivables from brokers and dealers	396,633
Due from affiliates	510,206
Prepaid expenses	150,876
Furniture, equipment, and software (net of accumulated depreciation of $382)	2,344
Other assets, including deferred taxes of $26,851	27,003
Total assets	$ 4,644,509
Liabilities and shareholder's equity	
Liabilities:	
Commissions payable	$ 287,804
Accounts payable and accrued expenses	47,795
Accrued commission adjustments	76,716
Total liabilities	412,315
Shareholder's equity:	
Common stock, no par value, 1,000 authorized, issued and outstanding	4,500,000
Retained deficit	(267,806)
Total shareholder's equity	4,232,194
Total liabilities and shareholder's equity	$ 4,644,509

See accompanying notes.

1. Organization and Nature of Business

FirstMerit Financial Services, Inc. (FMFS or the Company) is a wholly-owned subsidiary of FirstMerit Bank, N.A. (FirstMerit), which in turn is a wholly-owned subsidiary of FirstMerit Corporation (the Parent). The Company is a registered introducing broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed on March 20, 2009 with a capital contribution of $1,500,000 and was granted approval from FINRA on October 6, 2009. The Company primarily sells investment company shares and variable annuity contracts through licensed/registered representatives located in FirstMerit branches in Ohio, Illinois and Pennsylvania. In addition to sales of investment company shares and annuity contracts, the Company sells corporate debt and equity securities, unit investment trusts, and U.S. government securities.

The Company executes its customers' transactions on a fully-disclosed basis through an unaffiliated clearing broker-dealer, National Financial Services, LLC (NFS), which carries the accounts and securities of the Company's customers. Some sales of variable annuity contracts are done on a wire-order basis.

2. Significant Accounting Policies

Basis of Presentation

The accompanying statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles, which requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Subsequent events have been evaluated through the date of financial statement issuance, February 28, 2013. There have been no material subsequent events requiring recognition in the statement of financial condition or disclosure in the notes to the statement of financial condition.

Cash and Cash Equivalents

The Company maintains cash in a money market account and a non-interest bearing checking account with an independent banking institution. The Company also maintains a non-interest bearing checking account at FirstMerit.

2. Summary of Significant Accounting Policies (continued)

Commissions and Riskless Principal Transactions

Commission revenue and related clearing expenses are recorded on a trade date basis. Principal transactions are riskless principal trades entered into by the Company only when it has a confirmed customer order and are recorded on a trade date basis.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated on a benefit for loss basis, so that net operating losses and other tax attributes are characterized as realized by the Company when those attributes are realized in the consolidated tax return. The amount of current provision or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the statement of financial condition for the changes in deferred tax liabilities or assets between years. As of December 31, 2012, the Company recorded a deferred tax asset of $26,851 related to the accrued commission adjustment.

The Company recognizes and measures its temporary differences in accordance with Accounting Standard Codification (ASC) 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company recognizes accrued interest and penalties, as appropriate, related to unrecognized tax benefits as income tax expense.

As of December 31, 2012, the Company did not identify any unrecognized tax benefits that should be recorded with respect to its tax positions and, accordingly, no interest or penalties were accrued.

Fixed Assets

Fixed assets are carried at cost net of accumulated depreciation. The Company computes depreciation using the straight-line method over the estimated useful life of an asset, which is three to ten years.

2. Summary of Significant Accounting Policies (continued)

Recently Adopted and Issued Accounting Standards

FASB ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. This amendment was issued as result of an effort to develop common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (IFRSs). While ASU 2011-04 is largely consistent with existing fair value measurement principles under U.S. GAAP, it expands the disclosure requirements for fair value measurements and clarifies the existing guidance or wording changes to align with IRFS No. 13. Many of the requirements for the amendments in ASU 2011-04 do not result in a change in the application of the requirements in ASC 820. ASU 2011-04 was effective on a prospective basis for annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 did not have an impact on the Company's statement of financial condition.

3. Cash Segregated for Regulatory Purposes

As of December 31, 2012, there are no transactions that require cash to be segregated in reserve bank accounts for the exclusive benefit of customers as required by Rule 15c3-3 under the Securities Exchange Act of 1934.

4. Fair Value Measurements

ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. At December 31, 2012, the Company does not have any financial assets or liabilities that are measured at fair value, and accordingly, such disclosures are not required.

5. Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with the Parent and its affiliates.

The Parent and affiliated companies provide certain support services to the Company that are not directly attributable to the Company. Such common services include communication, equipment, tax and insurance, computer operations, real estate management, governance, marketing, and human resources. These charges are allocated by the Parent under the corporate expense sharing agreement. The Company also leases office space at its primary location from the Parent.

5. Related-Party Transactions (continued)

The Company's employees are eligible for certain benefits under various employee benefit plans of the Parent. See Note 7 for further information.

Receivables and payables resulting from transactions with affiliates are, in management's opinion, conducted on terms similar to those with unrelated third parties. The amounts are non-interest bearing and settle in the normal course of business.

6. Fixed Assets

Fixed assets are included on the statement of financial condition net of accumulated depreciation and consisted of the following:

Furniture and equipment	$	1,439
Software		1,287
Total		2,726
Less accumulated depreciation		(382)
Total	$	2,344

7. Employee Benefit Plans

Substantially all of the Company's employees who meet certain specified conditions are eligible for benefits under a noncontributory pension plan, group medical and dental plans, and postretirement health and life insurance plans established by the Parent. The costs related to the plans incurred by the Parent on behalf of the Company's employees are allocated to the Company's proportionate share of the related costs.

Effective January 1, 2007, the Parent closed the defined benefit pension plan to new participants. Fully vested participants in the plan as of December 31, 2006 continue to be participants in the plan. However, effective December 31, 2012, benefits will no longer accrue in the defined benefit pension plan.

In January 2009, the Parent announced to employees that the subsidy for the retiree medical plan for current eligible active employees would be discontinued effective March 1, 2009. Eligible employees who retired on or prior to March 1, 2009 were offered subsidized retiree coverage until age 65. Employees who retire after March 1, 2009 will not receive a subsidy toward retiree medical coverage.

7. Employee Benefit Plans (continued)

The Parent maintains a savings plan under Section 401(k) of the Internal Revenue Code, covering substantially all full-time and part-time employees beginning in the quarter following three months of continuous employment. The savings plan was approved for non-vested employees in the defined benefit pension plan and new hires as of January 1, 2007. Matching contributions vest in accordance with plan specifications. Effective January 1, 2009, the Parent suspended its matching contribution to the savings plan. Effective April 1, 2011, the Parent reinstated its matching contribution to $.50 for each $1.00 up to 1% of an employee's qualifying salary. Beginning January 1, 2013, the Parent is increasing its matching contribution to 100% of the first 3% and then 50% on the next 2% of an employee's qualifying salary. Matching contributions vest in accordance with plan specifications.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) under the Securities Exchange Act of 1934. The Rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness," as defined, exceeds 15 times its net capital. Under this Rule, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

As a full service introducing broker-dealer, the Company is required to maintain minimum net capital of the greater of $50,000 or 6 2/3% of aggregate indebtedness. At December 31, 2012, the minimum amount required was $50,000 and the Company's net capital and aggregate indebtedness to net capital ratio was $3,428,537 and 0.12 to 1, respectively.

9. Commitments and Contingencies

Since the Company is an introducing broker-dealer, securities transactions are processed by a clearing broker-dealer on a fully disclosed basis. Therefore, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The services provided by the clearing broker-dealer include the execution of certain securities transactions, the preparation of customer trade confirmations, the maintenance of customer accounts, and the custody and delivery of securities. In conjunction with this arrangement and in the event that certain customers do not fulfill their obligations involving securities transaction, the Company would be required to make whole its clearing broker for any losses incurred in the settlement of defaulted customer obligations. No losses from such contingencies have been incurred or are anticipated by management.

9. Commitments and Contingencies (continued)

From time to time in the normal conduct of its business, the Company is involved in various claims and lawsuits. Management believes that the resolution of these various lawsuits will not have a material effect on the financial position of the Company.

The Company leases equipment from various vendors under operating leases.

The Company is obligated under various non-cancelable operating leases to office space. Minimum future rental payments under non-cancelable operating lease commitments at December 31, 2012 are as follows:

2013	$ 83,328
2014	34,720
	$ 118,048

The Company estimates a liability for the potential return of commission revenue as the result of a customer's ability to return an annuity product within a specified time period. At December 31, 2012, the Company estimated this liability at $76,716 and has reflected the liability as "accrued commission adjustments" in the accompanying statement of financial condition. While the amount is estimated and actual amounts may vary from this estimate, management believes a loss is probable and that it is reasonably estimated. The liability is estimated on a per product basis for the specific products to which such commission adjustments could apply.

Because such commissions revenues have a lesser probability of being returned as time goes on, the Company also employs a timeline to discount the effect of older items in the calculation. Accordingly, older contracts do not account for a disproportionate percentage of the related provision at any given point in time.

10. Prior Period Adjustment

The operations for the year ended December 31, 2011 and for the fifteen month period ended December 31, 2010 included certain employee benefit expenses of $307,107 ($199,619, net of tax) and $270,931 ($176,106, net of tax), respectively, which were incorrectly recorded. Such employee benefit expenses were recorded twice based on a direct charge from the payroll system, which was in addition to the internal allocation from the Parent. As a result, employee compensation and benefit expenses for 2011 and the fifteen month period ended December 31, 2010 was overstated and the due from affiliates receivable on the statement of financial condition was understated by the same amount. The pro forma effect of the errors on 2011 and 2010 net income are shown below:

	Year Ended December 31, 2011	Fifteen Month Period From October 6, 2009 (Date of Inception) to December 31, 2010
Net loss, as previously reported	$ (284,459)	$ (341,059)
Reversal of employee benefit expenses	199,619	176,106
Net loss, as restated	$ (84,840)	$ (164,953)

The cumulative effect of correcting the error increased shareholder's equity by $375,275 as of December 31, 2011. This error had no impact on the excess net capital as of December 31, 2011 and 2010.